As of October 31, 2016, the following persons or entities now own more than 25% of a Fund's voting securities.

Person/Entity

VICTORY INSTITUTIONAL DIVERSIFIED STOCK FUND
PRUDENTIAL INVESTMENT MANAGEMENT SERVICES 56.94%


As of October 31, 2016, the following persons or entities no longer own more than 25% of a Fund's voting security.

Person/Entity

VICTORY INSTITUTIONAL DIVERSIFIED STOCK FUND
KENTUCKY PUBLIC EMPLOYEES DEFERRED